                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934
                  For the fiscal year ended September 30, 2002

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from _______ to _________

                  Commission file numbers 1-2116 and 333-32530



                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                            (Full title of the Plan)

                        ARMSTRONG WORLD INDUSTRIES, INC.
                            ARMSTRONG HOLDINGS, INC.
               2500 Columbia Avenue Lancaster, Pennsylvania 17604
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                                        Page No.

Item 1. Independent Auditors' Report                                        4

Item 2. Statements of Net Assets Available for Benefits                     5
         September 30, 2002 and 2001

Item 3. Statements of Changes in Net Assets Available for Benefits          6
         Years ended September 30, 2002 and 2001

Notes to Financial Statements                                             7-13

Exhibits                                                                   14
         Consent of Independent Auditors

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                        RETIREMENT SAVINGS PLAN FOR HOURLY-PAID
                        EMPLOYEES OF ARMSTRONG WORLD INDUSTRIES, INC.


March 24, 2003          By: /s/: Matthew J. Angello
                        ---------------------------
                        Matthew J. Angello Chairman of the Retirement Committee

Item 1

                          Independent Auditors' Report

The Retirement Committee
Armstrong World Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. as of September 30, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, on December 6, 2000, Armstrong World Industries, Inc., the Plan's sponsor, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. as of September 30, 2002 and 2001 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

March 14, 2003
Philadelphia, Pennsylvania

Item 2

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                 Statements of Net Assets Available for Benefits
                           September 30, 2002 and 2001

                                                           September 30,
                                                    ----------------------------
                                                       2002             2001
                                                    -----------      -----------
Assets:
 Investments in master trust:
   Cash equivalents:
    Fidelity Retirement Money Market Portfolio       $1,285,046         $902,855
   Shares of registered investment companies:
    Fidelity Magellan Fund                            8,592,075       11,483,915
    Fidelity Low-Priced Stock Fund                      557,279          423,584
    Fidelity OTC Portfolio                            2,164,037        2,289,230
    Fidelity Asset Manager Fund                       1,387,574        1,566,442
    Fidelity Asset Manager:  Income Fund                112,187          101,970
    Fidelity Asset Manager:  Growth Fund                914,506        1,101,686
    Fidelity Overseas Fund                              147,730          170,977
    MSIF Trust Value Portfolio                          152,264          185,428
    MSIF Trust Mid Cap Value Portfolio                  749,714          836,655
    Spartan US Equity Index Fund                      5,212,768        6,870,637
    MSIF Global Value Equity Portfolio                  135,876          191,294
  Fixed income investment contracts:
    Fidelity Interest Income Fund                    46,376,129       44,649,881
  Armstrong Common Stock                              1,259,667        2,714,567
  Participant loans                                   1,750,836        1,616,930
                                                    -----------      -----------
       Total investments                             70,797,688       75,106,051
                                                    -----------      -----------
  Net assets available for benefits                 $70,797,688      $75,106,051
                                                    ===========      ===========






See accompanying notes to the financial statements.

Item 3

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended September 30, 2002 and 2001

                                                     Year Ended September 30,
                                                    -------------------------
                                                        2002         2001
                                                    -----------   -----------
Additions to net assets attributed to:
  Contributions                                      $4,884,373    $5,052,363
  Dividends                                             285,755     1,188,280
  Interest on fixed income investments                2,542,282     2,695,801
  Interest on loans                                     120,357       124,504
                                                    -----------   -----------
    Total additions                                   7,832,767     9,060,948
                                                    -----------   -----------
Reduction in net assets attributed to:
  Benefits paid to participants                       5,457,618     5,934,994
  Deemed distributions of participant loans              29,053            --
  Net depreciation in fair value of investments       6,011,496    15,045,113
  Transfers to other employee benefit plans             642,963        14,002
                                                    -----------   -----------
    Total reductions                                 12,141,130    20,994,109
                                                    -----------   -----------
  Net decrease                                       (4,308,363)  (11,933,161)

Net assets available for benefits:
  Beginning of year                                  75,106,051    87,039,212
                                                    -----------   -----------
  End of year                                       $70,797,688   $75,106,051
                                                    ===========   ===========






See accompanying notes to the financial statements.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                          Notes to Financial Statements

(1)  Plan Description

     The Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. ("the Plan") is a defined contribution plan established for the purpose of providing eligible hourly-paid employees a means for long-term savings intended for the accumulation of retirement income. On December 6, 2000, Armstrong World Industries, Inc. ("Armstrong") filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, DE in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. Management does not anticipate that Armstrong's bankruptcy filing will have an adverse impact on the operations of the Plan. See Note 9 for further discussion of Chapter 11 events.

     Separate balances are maintained for contributions made by or on behalf of a participant. The balances in each fund reflect the participants' contributions together with dividends, interest, other income, and realized and unrealized gains and losses allocated thereon.

     Each participant may have up to five accounts that make up the participant's total balance:

         Sheltered account - On February 19, 2002, the Plan was amended effective April 1, 2002 to allow participants to contribute from 1% to 40% of pretax compensation as deferred compensation, as permitted under
         Section 401(k) of the Internal Revenue Code. Prior to April 1, 2002, participants could contribute from 1% to 15% of pretax compensation. On June 25, 2002, the Plan was amended effective January 1, 2003 to allow participants who are age 50 or older to make "catch-up" contributions, subject to the annual limits on catch-up contributions specified in the Internal Revenue Code.

         Standard account - Participants may contribute from 1% to 10% of after-tax compensation.

         Rollover account - Participants may invest any untaxed amounts rolled over from another tax-qualified, employer-sponsored plan. On June 25, 2002, the Plan was amended to expand the permissible sources of rollover contributions beginning January 1, 2003 to include qualified annuity contracts, tax-deferred annuity plans, governmental deferred compensation plans, and individual retirement arrangements.

         Tax-deductible account (MIRA) - This account holds any contributions made to the Plan before January 1, 1987. No new contributions can be made to this account.

         Old Match account - This account holds any amount contributed by Armstrong before matching contributions were discontinued in 1989 and 1990, depending upon the participant's work location. No new contributions are being made to this account.

     Participants have an immediate 100% vested interest with respect to their contributions and are fully vested with regard to any previously made matching Armstrong contributions.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

         The accompanying financial statements have been prepared on the accrual basis.

         The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates recorded.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

    (b)  Investments in Master Trust

         The money market portfolio is stated at cost, which approximates fair value. The interest income fund is partially comprised of guaranteed interest rate contracts within the Master Trust which are fully benefit responsive; and therefore are reflected at contract value plus credited interest in the financial statements (which approximates fair value). The value of the participant loans represents the unpaid principal of employee loans. The value of all other investments is based on quoted market price.

         Securities transactions are recognized on the settlement date (the date on which payment for a buy or sell order is made or received), since adjustment to a trade-date basis would not be material. Dividend income is recorded on the ex-dividend date. Interest income on participant loans is recorded when paid.

         Deemed distributions occur when active participants default on their loans. Their loans are in default due to failure to make the required repayments or their loans mature and have not been repaid in full.

    (c)  Expenses

         All legal, accounting and administrative expenses associated with Plan operations are paid by Armstrong.

(3) Investments in Master Trust

    Assets are held in a Master Trust administered by Fidelity Management Trust Co., as Trustee, and are segregated into fourteen investment options.

    The following is a brief description of the investment funds to which Plan participants may elect to allocate their contributions. Participants should refer to fund prospectuses for more complete information regarding the investment funds.

    1. Spartan US Equity Index Fund - This fund is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard & Poor's Composite Index of 500 stocks.

    2. Fidelity Magellan Fund - This fund invests in common stocks of companies having substantial growth prospects as determined by independent investment managers.

    3. Fidelity Low-Priced Stock Fund - This fund seeks capital appreciation through investments primarily in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor.

    4. Fidelity Retirement Money Market Portfolio - This fund invests in short-term (less than one year maturity) fixed income instruments such as U.S. Treasury Bills, bank certificates of deposit, and high grade commercial paper.

    5. Fidelity Interest Income Fund - Prior to May 15, 2001, contributions to this fund were invested in the general accounts of insurance companies and were credited at contracted interest rates. Invested principal and accumulated interest amounts were guaranteed against loss by the insurance company. Crediting interest rates were reset periodically during the plan year. At September 30, 2002, the interest rates ranged between 3.25% and 6.82%. At September 30, 2001, the interest rates ranged between 4.22% and 10.62%. The average yields at September 30, 2002 and September 30, 2001 were 4.98% and 7.31%, respectively. Beginning May 15, 2001, contributions to this fund are invested in the Fidelity Managed Income Portfolio II (MIPII) fund. Fidelity is transferring all existing participant monies in the Interest Income Fund to the MIPII fund as contracts mature or are liquidated. This action was completed on January 2, 2003, and the name of the fund changed to Fidelity MIPII. MIPII is a commingled pool of the Fidelity Group Trust for 401(k) plans and is comprised of high-quality fixed income investment contracts.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

     6. MSIF Global Value Equity Portfolio - This fund invests in a diversified selection of stocks throughout the world. It seeks to increase the value of the investment over the long term through growth of capital.

     7. Armstrong Common Stock - Amounts invested in this fund, along with dividend earnings thereon, are invested in Armstrong common stock. Common stock shares held by the fund at September 30, 2002 and 2001 were 933,032 and 994,347, respectively. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc. As of December 19, 2000, the Plan was amended to eliminate this investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001.

     8. Fidelity Overseas Fund - This fund invests in securities of issuers whose principal business activities are outside the U.S. Investments may include common stock and securities convertible into common stock, as well as debt instruments.

     9. Fidelity OTC Portfolio - This fund invests in securities traded in the over-the-counter securities market with the objective of maximizing capital appreciation. Over-the-counter securities include common and preferred stocks, securities convertible into common stock, warrants, and debt instruments.

     10. Fidelity Asset Manager Fund - This is an asset allocation fund which invests in a portfolio of stocks, bonds, and short-term instruments. The fund has a balanced investment strategy with a goal of high total return with reduced risk over the long term.

     11. Fidelity Asset Manager: Income Fund - This is an asset allocation fund which invests in a diversified portfolio of stocks, bonds, and short-term instruments. The fund has an investment strategy focusing on bonds and short-term instruments to achieve a high level of current income and capital preservation.

     12. Fidelity Asset Manager: Growth Fund - This is an asset allocation fund invested in a diversified mix of stocks, bonds, and short-term instruments. The fund's investment strategy is an aggressive one emphasizing stocks with the goal of maximum total return over the long term.

     13. MSIF Trust Mid Cap Value Portfolio - This fund invests in undervalued common stocks of mid-sized companies with a strong potential for increase in share price. It seeks to provide above-average long-term returns.

     14. MSIF Trust Value Portfolio - This fund seeks to provide above average long-term returns by investing mostly in common stocks of large companies that are considered undervalued.

Participant loans represent the unpaid principal balances of loans to Plan participants in accordance with established loan provision guidelines. At September 30, 2002, the interest rates ranged between 4.75% and 9.50%. At September 30, 2001, the interest rates ranged between 6.50% and 9.50%.

On June 25, 2002, the Plan was amended to add the Fidelity Equity Income Fund, the Fidelity Intermediate Bond Fund, and the Fidelity Freedom Funds as investment options effective January 1, 2003. In addition, the Asset Manager Funds will no longer be offered with respect to contributions made or transfers requested on or after January 1, 2003. Any election on January 1, 2003 to invest in one of the Asset Manager Funds and any balances in the Asset Manager Funds as of December 31, 2003 will be transferred to a corresponding Fidelity Freedom Fund.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

The following table presents the estimated fair values of the investments in securities of the Master Trust at September 30, 2002 and 2001:

                    Investment             September 30, 2002 September 30, 2001
                    ----------             ------------------ ------------------
Spartan US Equity Index Fund                      $ 5,212,768        $ 6,870,637
Fidelity Magellan Fund                              8,592,075         11,483,915
Fidelity Low-Priced Stock Fund                        557,279            423,584
Fidelity Retirement Money Market Portfolio          1,285,046            902,855
Fidelity Interest Income Fund                      46,376,129         44,649,881
MSIF Global Value Equity Portfolio                    135,876            191,294
Armstrong Common Stock                              1,259,667          2,714,567
Fidelity Overseas Fund                                147,730            170,977
Fidelity OTC Portfolio                              2,164,037          2,289,230
Fidelity Asset Manager Fund                         1,387,574          1,566,442
Fidelity Asset Manager: Income Fund                   112,187            101,970
Fidelity Asset Manager: Growth Fund                   914,506          1,101,686
MSIF Trust Mid Cap Value Portfolio                    749,714            836,655
MSIF Trust Value Portfolio                            152,264            185,428
Participant Loans                                   1,750,836          1,616,930
                                                  -----------        -----------
                                                  $70,797,688        $75,106,051
                                                  ===========        ===========

The amounts of net depreciation in fair value of investments in securities of the Master Trust for the years ended September 30, 2002 and 2001 are presented below:

                    Investment                     2002                 2001
                    ----------                ------------        --------------
Spartan US Equity Index Fund                  $(1,481,997)        $  (2,663,155)
Fidelity Magellan Fund                         (2,444,865)           (4,928,378)
Fidelity Low-Priced Stock Fund                     (6,426)              (10,122)
MSIF Global Value Equity Portfolio                (31,673)              (32,683)
Armstrong Common Stock                         (1,196,399)           (2,557,417)
Fidelity Overseas Fund                            (24,084)             (116,090)
Fidelity OTC Portfolio                           (200,601)           (3,418,341)
Fidelity Asset Manager Fund                      (189,410)             (445,323)
Fidelity Asset Manager: Income Fund                (5,906)               (9,128)
Fidelity Asset Manager: Growth Fund              (177,555)             (499,049)
MSIF Trust Mid Cap Value Portfolio               (200,181)             (359,336)
MSIF Trust Value Portfolio                        (52,399)               (6,091)
                                             -------------        --------------
                                              $(6,011,496)        $ (15,045,113)
                                             =============        ==============

(4)  Benefits

     Under terms of the Plan, a participant (or a beneficiary) is eligible for benefits upon retirement, termination of employment, or death before retirement. Disbursement of the total amount credited to a participant's account is payable (i) in a lump sum or (ii) in the case of retirement, in such other manner as requested by the participant and approved by the Plan Administrator.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

     In addition, an active employee may elect to withdraw all or any part of his account attributable to after-tax contributions. Before reaching age 59 1/2, an active employee may withdraw his pretax contributions from the Sheltered Account, provided he can demonstrate financial hardship. Such employee shall be ineligible to make contributions for a 12-month period. On June 25, 2002, the Plan was amended with respect to hardship withdrawals made after December 31, 2002 to reduce the contribution suspension period to a 6-month period. An active employee may elect to withdraw all or any portion of his account balance in the Tax-Deductible (MIRA) and Rollover Accounts.

     Under the rules of the Plan, the participant may borrow up to the lessor of 50% of his balance or $50,000. The money borrowed must come from the Sheltered, Rollover, or Standard Accounts. The amount of the loan is transferred to a Loan Reserve pledged as security for the loan and is evidenced by a promissory note payable to the Plan. Interest rates are determined periodically by the Retirement Committee in accordance with prevailing interest rates. The loans are reflected in the Loan Portfolio investment fund. Loan repayments are made by payroll deductions or in a manner agreed to by the employee and the Plan Administrator.

(5)  Obligation for Benefits

     All the funds of the Plan are held by investing institutions appointed by Armstrong under a trust agreement or investment contract. Benefits under the Plan are payable only out of these funds. Armstrong has no legal obligation to make any direct payment of benefits accrued under the Plan. Except as may be provided in an investment contract, neither Armstrong nor any investing institution guarantees the funds of the Plan against any loss or depreciation or guarantees the payment of any benefit hereunder. Although Armstrong has not expressed any intent to terminate the Plan, it may do so at any time. In case of termination or partial termination, the total amount in each employee's account will be distributed as the Plan Administrator directs.

(6)  Eligibility

     All hourly employees of Armstrong or any participating affiliated company which adopts this plan are eligible to participate if bargained for by the employees' collective bargaining unit. Eligible participants who leave Armstrong and are later reemployed can resume participation in the Plan on the date of rehire.

(7)  Federal Income Taxes

     The Internal Revenue Service issued its latest determination letter on February 13, 1996, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Company filed for a new determination letter with the Internal Revenue Service on August 28, 2002, but has not yet received a response. In the opinion of the Plan administrator and the Plan's qualified tax adviser, the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

(8)  Master Trust Agreement

     Effective October 1, 1990, the Plan established a Master Trust Agreement with Fidelity Management Trust Company. Under the Master Trust Agreement, the Plan assets held by Fidelity Management Trust Company are commingled and invested with the assets of the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc., the Bonus Replacement Retirement Plan of Armstrong World Industries, Inc., the Armstrong Wood Products Salaried Employees' Profit Sharing Plan, the Armstrong Wood Products Non-Union Hourly Employees 401(k) Plan, the Hartco Flooring Co. Retirement Savings Plan, the Hartco Flooring Co. Bargaining Employees' Retirement Savings Plan, and the Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan. Separate accounting for each plan under the Master Trust Agreement is provided by Fidelity Management Trust Company. The Plan has an undivided interest in the assets of this trust, and ownership is represented by proportionate dollar interest. The following summarizes the financial information of the Master Trust at September 30, 2002 and 2001:

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

                                                          September 30, 2002                September 30, 2001
                                                  -------------------------------    ------------------------------
                                                       Cost          Fair Value          Cost          Fair Value
                                                  --------------    -------------    -------------    -------------
     Cash equivalents                              $  16,510,231    $  16,510,231    $  14,645,669     $ 14,645,669
     Armstrong Common Stock                           25,269,658        2,905,155       26,915,537        6,368,209
     Registered investment companies                 204,702,712      164,805,422      202,308,085      199,406,910
     Fixed income investment contracts               176,543,179      176,543,179      167,338,355      167,338,355
     Participant loans                                 6,163,258        6,163,258        5,692,396        5,692,396
                                                  --------------    -------------    -------------     ------------
        Total investments in Master Trust          $ 429,189,038    $ 366,927,245    $ 416,900,042     $393,451,539
                                                  ==============    =============    =============     ============

     Plan's interest in Master Trust               $  86,502,543    $ 70,797,688     $  85,343,388     $ 75,106,051
     Plan's percentage in Master Trust                      20.2%           19.3%             20.5%            19.1%

     During 2002 and 2001, the Master Trust's investments (including investments bought, sold, and held during the year) depreciated in value as follows:

                                                                                          2002             2001
                                                                                     -------------    ------------
     Net (depreciation) in Master Trust                                              ($41,014,128)    ($98,225,088)
     Allocated net (depreciation) in Master Trust                                     ($6,011,496)    ($15,045,113)

     During 2002 and 2001, interest and dividends in the Master Trust were as follows:

                                                                                          2002             2001
                                                                                     -------------    -------------
     Interest and dividends in  Master Trust                                           $12,841,359      $21,020,196
     Allocated interest and dividends from investment in Master Trust                  $ 2,948,394      $ 4,008,585

     All of the above information was certified as complete and accurate by the trustee at September 30, 2002 and 2001 and for the years then ended.

(9)  Chapter 11 Reorganization of Armstrong
    Plan of Reorganization
    On November 4, 2002, Armstrong filed a Plan of Reorganization with the United States Bankruptcy Court for the District of Delaware ("the Court") and on March 14, 2003, Armstrong filed its First Amended Plan of Reorganization and selected exhibits (as so amended, it is referred to in this report as the "POR"). Implementation of the POR and the treatment of claims and interests as provided therein is subject to confirmation of the POR in accordance with the provisions of the Bankruptcy Code. Therefore, the timing and terms of resolution of the Chapter 11 Case remain uncertain.

    Disclosure Statement
    On December 20, 2002, a proposed disclosure statement with respect to the POR was filed with the Court. On December 26, 2002, Armstrong filed projected financial information with the Court as Exhibit C to the disclosure statement. On March 14, 2003, Armstrong filed an amended Disclosure Statement with the Court (as so amended, it is referred to in this report as the "Disclosure Statement"). The discussions of the POR and Disclosure Statement in this report are qualified by reference to the full text of those documents as filed with the Court and filed for reference purposes with the Securities and Exchange Commission. The POR and Disclosure Statement are available at www.armstrongplan.com, where additional information will be posted as it becomes available.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

    Consideration to be Distributed under the POR (unaudited)
    Under the POR, the existing equity interests in Armstrong will be cancelled. The POR provides for the potential distribution, with respect to existing equity, of warrants to purchase shares of reorganized Armstrong (the "Warrants"). The terms of the Warrants would all be measured from the effective date of the POR. The Warrants would constitute 5% of the common stock of reorganized Armstrong on a fully diluted basis, would have a 7-year exercisable term, and would contain an exercise price equal to 125% of the per share equity value of reorganized Armstrong. The Warrants are estimated to have a value on the effective date of the POR of approximately $40 million to $50 million. Armstrong's shareholders will have no actual vote on the POR. If the POR is implemented, the only value that will be retained by Armstrong shareholders is the potential to receive their ratable share of the Warrants if Armstrong's Plan of Liquidation (see discussion below) is approved. If the shareholders and Board of Directors of Armstrong do not approve Armstrong's Plan of Liquidation, Armstrong will not receive any Warrants to distribute to its shareholders.

    Armstrong Holdings, Inc's Plan of Liquidation
    In connection with the consummation of the POR, the existing equity interests in Armstrong will be cancelled, and the common stock of reorganized Armstrong will be held principally by Armstrong's unsecured creditors and the Asbestos Personal Injury Trust. The POR contemplates that Armstrong Holdings, Inc. ("AHI") will propose to its shareholders that it adopt a plan for winding up and dissolving itself. The POR provides that, in order for AHI to receive the Warrants, the shareholders and Board of Directors of AHI must approve AHI's Plan of Liquidation within one year after the occurrence of the effective date under the POR. If such approval is not obtained, the holder of Armstrong's existing equity interest will not receive the Warrants. The POR provides that reorganized Armstrong will pay any costs and expenses incurred in connection with AHI's Plan of Liquidation. More information regarding the contemplated dissolution and winding up of AHI will be made available to AHI shareholders in the future.

 (10) Subsequent Events

    As a result of filing the POR on November 4, 2002, the New York Stock Exchange stopped trading on the Exchange of the common stock of Armstrong (traded under the ticker symbol "ACK"). Armstrong's common stock has resumed trading in the over-the-counter (OTC) Bulletin Board under the ticker symbol "ACKHQ."

    Effective December 20, 2002, the Armstrong Wood Products Non-Union Hourly Employees 401(k) Plan and the Hartco Flooring Co. Bargaining Employees' Retirement Savings Plan were merged into the Plan. Portions of the Hartco Flooring Co. Retirement Savings Plan and the Robbins Hardwood Flooring, Inc. Employees' Retirement Savings Plan were also merged into the Plan.

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